September 2, 1999


Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:     EDGAR Form RW
	The Midland Company
	Form S-3 - File No. 333-78307

Dear Ladies and Gentlemen:

	This is to inform you that the above-referenced Form S-3 filed
May 12, 1999 has been abandoned by the Registrant, The Midland Company.
No securities have been or will be offered or sold issued pursuant to this Registration Statement.

	On behalf of the Registrant, I hereby request that this Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

						Yours truly,



						/s/John I. Von Lehman
						John I. Von Lehman
						Agent for Service named in
						Registration Statement
						No. 333-7830715315